UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 5)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Cynosure, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, $0.001 per share

(Title of Class of Securities)

232577205

(CUSIP Number of Class of Securities Underlying Options)

Michael R. Davin

President and Chief Executive Officer

Cynosure, Inc.

5 Carlisle Road

Westford, MA 01886

(978) 256-4200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jason L. Kropp, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, MA 02109

Telephone: (617) 526-6000

Telecopy: (617) 526-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$1,553,896	$178.08

*	Estimated solely for purposes of determining the filing fee. This amount assumes that stock options to purchase 341,216 shares of the Issuer’s class A common stock having an aggregate value of $1,553,896 based on the Black-Scholes option pricing model as of March 8, 2012 will be exchanged or cancelled pursuant to this offer. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $114.60 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $301.96	Filing party: Cynosure, Inc.
Form or Registration No.: 005-81239	Date filed: March 12, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

EXPLANATORY NOTE

This Amendment No. 5 to Tender Offer Statement on Schedule TO (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on March 12, 2012 as amended and supplemented by Amendment No. 1 thereto filed on March 23, 2012, by Amendment No. 2 thereto filed on April 5, 2012, by Amendment No. 3 thereto filed on April 6, 2012 and by Amendment No. 4 thereto filed April 11, 2012 (collectively, the “Schedule TO”) by Cynosure, Inc., a Delaware corporation (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, in connection with the Company’s exchange offer (the “Exchange Offer”) to eligible optionholders to exchange (1) some or all of their outstanding eligible stock options, granted under the Company’s 2005 Stock Incentive Plan (the “2005 Plan”), to purchase shares of the Company’s class A common stock, with a per share exercise price (a) greater than $20.00 and (b) greater than the closing price of the class A common stock on the Nasdaq Global Market on the expiration date of the Exchange Offer (the “Eligible Stock Options”) for (2) new stock options to be granted under the 2005 Plan. This offer is being made upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Stock Options for New Stock Options dated March 12, 2012, as amended on March 23, 2012, April 4, 2012, April 6, 2012 and April 10, 2012 (the “Offer to Exchange”) and in the related Election and Withdrawal Form.

This Amendment is made to restate Item 12 (Exhibits) in its entirety and to file Exhibits (a)(1)(P), (Q) and (R) to the Schedule TO. The information in the Schedule TO, including all schedules and annexes to the Schedule TO, which were previously filed with the Schedule TO on March 12, 2012, March 23, 2012, April 5, 2012, April 6, 2012 and April 11, 2012 is incorporated herein by reference to answer the items required in this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment. Except as specifically set forth herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item	12. Exhibits.

The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CYNOSURE, INC.

/s/ Timothy W. Baker
Timothy W. Baker
Executive Vice President, Chief Financial
Officer, Treasurer

Date: April 13, 2012

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)*	Offer to Exchange Certain Stock Options for New Stock Options, dated March 12, 2012, as amended on March 23, 2012, April 4, 2012, April 6, 2012 and April 10, 2012.

(a)(1)(B)*	Cover letter to all Eligible Optionholders Holding Eligible Stock Options from Michael R. Davin, President and Chief Executive Officer, dated March 12, 2012.

(a)(1)(C)*	Election and Withdrawal Form, as amended on March 23, 2012 and April 6, 2012.

(a)(1)(D)*	Forms of E-mail Confirmation, as amended on March 23, 2012 and April 6, 2012.

(a)(1)(E)*	Forms of Reminder and Last Day E-mails, as amended on March 23, 2012 and April 6, 2012.

(a)(1)(F)*	2005 Stock Incentive Plan Form of Stock Option Agreement.

(a)(1)(G)*	E-mail Regarding Amended Offer to Exchange and Election and Withdrawal Form, dated March 23, 2012.

(a)(1)(H)*	Illustrative Calculator to Calculate Number of Shares Underlying New Stock Options.

(a)(1)(I)*	Form of E-mail Regarding Updated Hypothetical Exchange Ratios, as amended on April 6, 2012.

(a)(1)(J)*	Form of E-mail Announcing Time of Conference Call on Expiration Date, as amended on April 6, 2012.

(a)(1)(K)*	E-mail Regarding Updated Hypothetical Exchange Ratios, dated April 4, 2012.

(a)(1)(L)*	Screen Shot of Intranet Page Displaying Updated Hypothetical Exchange Ratios, dated April 4, 2012.

(a)(1)(M)*	E-mail Regarding Amended Offer to Exchange and Election and withdrawal form, dated April 6, 2012.

(a)(1)(N)*	E-mail Regarding Updated Hypothetical Exchange Ratios, dated April 10, 2012.

(a)(1)(O)*	Screen Shot of Intranet Page Displaying Updated Hypothetical Exchange Ratios, dated April 10, 2012.

(a)(1)(P)	E-mail Regarding Actual Exchange Ratios, dated April 13, 2012.

(a)(1)(Q)	E-mail Announcing Time of Conference Call on Expiration Date, dated April 13, 2012.

(a)(1)(R)	Screen Shot of Intranet Page Displaying Actual Exchange Ratios, dated April 13, 2012.

(a)(5)	Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (filed with the Securities and Exchange Commission on March 8, 2012) is incorporated herein by reference.

(b)	Not applicable.

(d)(1)	2005 Stock Incentive Plan (this exhibit was previously filed as an exhibit to the Company’s to the Company’s Registration Statement on Form S-1 (No. 333-127463) filed on August 11, 2005, as amended, and is incorporated herein by reference).

(d)(2)*	2005 Stock Incentive Plan Form of Stock Option Agreement (see Exhibit (a)(1)(F)).

(g)	Not applicable.

(h)	Not applicable.

*Previously filed as Exhibits to the Company’s Schedule TO

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